Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-177307

October 23, 2012

PepsiCo, Inc.

2.500% Senior Notes due 2022

Issuer:	PepsiCo, Inc.

Ratings (Moody’s / S&P):	Aa3 / A- (negative outlook / stable outlook)

Trade Date:	October 23, 2012

Settlement Date (T+5):	October 30, 2012

Title of Securities:	2.500% Senior Notes due 2022

Aggregate Principal Amount Offered:	£500,000,000

Maturity Date:	November 1, 2022

Coupon (Interest Rate):	2.500% per annum, computed on the basis of the actual number of days in the period for which interest is being calculated and the actual number of days from and including the date from which interest begins to accrue for the period (or from October 30, 2012 if no interest has been paid on the notes) to, but excluding, the next scheduled interest payment date. If the scheduled interest payment date is not a business day, then interest will be paid on the first business day following the scheduled interest payment date (without additional interest on account of such extension). Interest periods are unadjusted. The day count convention is ACTUAL/ACTUAL (ICMA).

Pricing Benchmark:	UK Gilt 4.000% due March 7, 2022

UK Gilt Spot (Yield):	120.100 (1.673%)

Spread to Benchmark:	87 basis points

Yield to Maturity (s.a.):	2.543%

Interest Payment Dates:	May 1 and November 1 of each year, beginning on May 1, 2013

Price to Public:	99.622%

Redemption Provisions:

Greater of (i) 100% and (ii) the sum of the present values of the Remaining Scheduled Payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis (ACTUAL/ACTUAL (ICMA)) at the Comparable Government Bond Rate plus 13 basis points plus, in each case, accrued and unpaid interest thereon to, but not including, the date of redemption.

“Comparable Government Bond Rate” means the price, expressed as a percentage (rounded to three decimal places, 0.0005 being rounded upwards), at which the gross redemption yield on the notes, if they were to be purchased at such price on the third business day prior to the date fixed for redemption, would be equal to the gross redemption yield on such business day of the Comparable Government Bond on the basis of the middle market price of the Comparable Government Bond prevailing at 11:00 a.m. (London time) on such business day as determined by an independent investment bank selected by the Company.

“Comparable Government Bond” means, in relation to any Comparable Government Bond Rate calculation, at the discretion of an independent investment bank selected by the Company, a

United Kingdom government bond whose maturity is closest to the maturity of the notes, or if such independent investment bank in its discretion considers that such similar bond is not in issue, such other United Kingdom government bond as such independent investment bank may, with the advice of three brokers of, and/or market makers in, United Kingdom government bonds selected by the Company, determine to be appropriate for determining the Comparable Government Bond Rate.

“Remaining Scheduled Payments” means, with respect to each note to be redeemed, the remaining scheduled payments of the principal thereof and interest thereon that would be due after the related redemption date but for such redemption; provided, however, that, if such redemption date is not an interest payment date with respect to such note, the amount of the next succeeding scheduled interest payment thereon will be deemed to be reduced by the amount of interest accrued thereon to such redemption date.

The term “business day” means any day other than a Saturday or Sunday or a day on which banking institutions in The City of New York or The City of London are authorized or required by law or executive order to close.

Currency of Payment:	All payments of interest and principal, including any payments made upon any redemption of the notes, will be made in Sterling, or, if the United Kingdom adopts euro as its lawful currency, in euro. If Sterling or, in the event the notes are redenominated into euro, euro is unavailable to the Company due to the imposition of exchange controls or other circumstances beyond the Company’s control (including the dissolution of the euro), then all payments in respect of the notes will be made in U.S. dollars until Sterling or euro, as the case may be, is again available to the Company.

Additional Amounts:	The Company will, subject to certain exceptions and limitations, pay additional amounts on the notes as are necessary in order that the net payment by the Company of the principal of and interest on the notes to a holder who is not a United States person, after withholding or deduction for any present or future tax, assessment or other governmental charge imposed by the United States or a taxing authority in the United States, will not be less than the amount provided in the notes to be then due and payable.

Redemption for Tax Reasons:	The Company may offer to redeem all, but not less than all, of the notes in the event of certain changes in the tax laws of the United States (or any taxing authority in the United States). This redemption would be at a redemption price equal to 100% of the principal amount, together with accrued and unpaid interest on the notes to, but not including, the date fixed for redemption.

Listing:	The Company intends to apply to list the notes on the New York Stock Exchange and expects trading in the notes to begin within 30 days after the date of their issuance.

CUSIP / ISIN / Common Code:	713448 CD8 / XS0849673602 / 084967360

Minimum Denomination:	£100,000 and integral multiples of £1,000

Joint Bookrunners:	Deutsche Bank AG, London Branch HSBC Bank plc UBS Limited

Co-Manager:	Banco Bilbao Vizcaya Argentaria, S.A.

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An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to review, revision, suspension, reduction or withdrawal at any time by Moody’s and Standard & Poor’s. Each of the security ratings above should be evaluated independently of any other security rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank AG, London Branch at 1-800-503-4611 (toll-free), HSBC Bank plc (toll free) at 1-866-811-8049 or UBS Limited at 1-877-827-6444, EXT. 561-3884.

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